Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Veeco Instruments Inc. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, $0.01 par value per share (the “Common Stock”), which is registered under Section 12(b) of the Exchange Act.

Description of Common Stock

The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation, as amended on May 29, 1998, May 5, 2000, May 16, 2002, and May 18, 2010 (as amended, the “Certificate of Incorporation”) and our Fifth Amended and Restated Bylaws  (as amended, the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the Delaware General Corporation Law, for additional information.

General

We are authorized to issue 120,000,000 shares of Common Stock. Our Common Stock trades on The NASDAQ Global Select Market under the symbol “VECO”.

Dividend Rights

Subject to the rights of holders of any outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends.

Voting and Other Rights

Holders of our Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of our Common Stock are not entitled to cumulate votes for the election of directors. In general, a majority of votes cast on a matter is sufficient to take action upon routine matters; however, the election of directors requires a plurality of votes cast.

In the event of our liquidation, dissolution or winding up, holders of our Common Stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of any Preferred Stock then outstanding.

Our Common Stock does not have any preemptive rights, redemption privileges, sinking fund privileges, or conversion rights and is not subject to further calls or assessments by the Company. All the outstanding shares of our Common Stock are validly issued, fully paid, and nonassessable.

American Stock Transfer & Trust Company is the transfer agent and registrar for our Common Stock.

Anti-Takeover Provisions

Provisions of Delaware law, our Certificate of Incorporation and our Bylaws may have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions include:

•  "blank check" Preferred Stock,

• a classified board of directors, and

• certain Certificate of Incorporation and Bylaw provisions.

Exhibit 4.3

Our board of directors has the authority to issue up to 500,000 shares of Preferred Stock and to fix the rights (including voting rights), preferences and privileges of these shares ("blank check" preferred). Such Preferred Stock may have rights, including economic rights, senior to our Common Stock. As a result, the issuance of the Preferred Stock could have a material adverse effect on the price of our Common Stock and could make it more difficult for a third party to acquire a majority of our outstanding Common Stock.

Our board of directors is divided into three classes with each class serving a staggered three-year term. The existence of a classified board will make it more difficult for our shareholders to change the composition (and therefore the policies) of our board of directors in a relatively short period of time.

We have adopted certain Certificate of Incorporation and Bylaw provisions which may have anti-takeover effects. These include: (a) requiring certain actions to be taken at a meeting of shareholders rather than by written consent, (b) requiring a super-majority of shareholders to approve certain amendments to our bylaws, (c) limiting the maximum number of directors, and (d) providing that directors may be removed only for "cause." These measures and those described above may have the effect of delaying, deferring or preventing a takeover or other change in control of the Company that a holder of our Common Stock might consider in its best interest.

In addition, we are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any business combination, including mergers and asset sales, with an interested stockholder (generally, a 15% or greater stockholder) for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The operation of Section 203 may have anti-takeover effects, which could delay, defer or prevent a takeover attempt that a holder of our Common Stock might consider in its best interest.